Exhibit 99.1

Media Relations

PRESS RELEASE	T +39 06 8305 5699 F +39 06 8305 3771 ufficiostampa@enel.com

enel.com

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of EnerNOC, Inc. (“EnerNOC”) has commenced at this time. In connection with the proposed transaction, Enel Green Power North America, Inc. (“EGPNA”) intends to file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of EnerNOC. INVESTORS AND SECURITY HOLDERS OF ENERNOC ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by EGPNA through the Web site maintained by the SEC at http://www.sec.gov or through EGPNA’s website at http://www.enelgreenpower.com or may also be obtained from EGPNA upon written request to Enel Green Power North America, 100 Brickstone Square, Ste 300, Andover, MA 01810, e-mail: egpna.communication@enel.com.

ENEL GROUP SIGNS AGREEMENT TO ACQUIRE LEADING US-BASED PROVIDER OF SMART ENERGY MANAGEMENT SERVICES ENERNOC

•	Enel Green Power North America has signed an agreement to purchase 100% of EnerNOC for a total amount of around 250 million US dollars[1]
•	The transaction will make the Enel Group a world leader in demand response services and will add a new range of energy management services to its commercial and industrial customers

Rome, Andover, June 22nd, 2017 – Enel Green Power North America, Inc. (“EGPNA”), an Enel Group subsidiary, has signed an agreement, unanimously approved by the board of directors of US-based company EnerNOC (Nasdaq: ENOC), to purchase 100% of EnerNOC for a total consideration of approximately 250 million US dollars1. EnerNOC is a US-based leading provider of demand response and energy services for utility, commercial, institutional and industrial customers. The acquisition of EnerNOC will make the Enel Group a global leader in demand response services while bringing EnerNOC’s energy management technology and services to Enel’s existing commercial and industrial customers.

"Enel's acquisition of EnerNOC, six months after our acquisition of Demand Energy Networks, reflects our strategic focus on the energy technology and services space,” said Francesco Venturini, Head of Global e-Solutions at Enel. “As we continue to lead the transformation of the energy sector, EnerNOC's technological expertise and positions in key markets will add further momentum to our efforts, while we leverage the existing global footprint of the Enel Group to open up new business opportunities, taking innovative services and solutions to the hundreds of millions of people we serve around the world."

Through the acquisition of EnerNOC, a global leader in demand response services, Enel will incorporate over 8,000 customers, 14,000 sites under management and a total of 6 GW of demand-response capacity. Demand response allows commercial and industrial consumers to respond to market signals by increasing or reducing their power consumption with the aim to address excess electricity supply or
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1 It refers to EnerNOC’s equity value and will be subject to certain closing conditions.

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in as of April 1st, 2016.

demand, enabling greater grid flexibility, stability and more efficient use of power infrastructure as well as energy resources. Customers benefit from remuneration for participating in demand response programmes when allowed by the relevant regulatory framework.

The Enel Group will leverage EnerNOC’s energy management capabilities to bolster the company’s service offerings in existing operational markets, including through cross-selling of new services on the existing customer-base, and expanding into new markets. Additionally, by boosting grid flexibility and stability, demand response services are expected to benefit the sustainability of the electricity system as a whole.

Under the agreement with EnerNOC, EGPNA will launch a tender offer to EnerNOC’s shareholders for 100% of its shares at a price of 7.67 US dollars per share in cash, representing an approximate 42% premium to the company’s closing stock price on June 21st, 2017 and a 38% premium to the 30-day volume-weighted average price. The transaction is expected to be closed by the third quarter of 2017 following purchase of all EnerNOC shares by EGPNA and consequent delisting of the company as well as completion of all required regulatory approvals.

EnerNOC has active demand response networks in North America, Europe and Asia-Pacific. Additionally, EnerNOC energy intelligence software enables businesses to boost facility efficiency, simplify utility bill management and ease reporting burdens. The company’s energy procurement tools and services help customers buy energy more strategically, manage risk, and optimise pricing.

Enel Green Power North America, Inc., headquartered in Andover, MA, manages a portfolio of over 100 renewable energy power plants for a total capacity exceeding 3.3 GW and additional 900 MW currently under construction. In January the Enel Group bought 100% of Demand Energy Networks (Demand Energy), a US-based company specialized in intelligent software and energy storage systems, whose DEN.OSTM software enables real-time optimisation of energy management, with the potential to revolutionise the way electricity is generated, stored and consumed.

The Enel Group operates in over 30 countries across five continents, producing energy through a managed capacity of approximately 85 GW. Enel distributes electricity and gas through a network of over 2 million kilometres, and with more than 65 million business and household customers worldwide, the Group has the largest customer base among European competitors. Enel is the largest utility in Europe in terms of market capitalisation and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel’s green energy division Enel Green Power (EGP), a leading multinational renewable energy player, manages 38 GW of wind, solar, geothermal, biomass and hydropower plants in Europe, the Americas, Asia, Africa and has just arrived in Australia.
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